CATALYST PAPER CORPORATION

ANNUAL INFORMATION FORM
FOR THE YEAR ENDED DECEMBER 31, 2012

March 5, 2013

TABLE OF CONTENTS

DOCUMENTS INCORPORATED BY REFERENCE	1

GLOSSARY OF TERMS	1

FORWARD LOOKING STATEMENTS	1

INCORPORATION	2

CORPORATE PROFILE	3

RECENT DEVELOPMENTS	5

THREE YEAR HISTORY	6

COMPETITIVE STRENGTHS	11

BUSINESS STRATEGY	12

LINES OF BUSINESS	13

COMPETITION	16

FIBRE SUPPLY	17

PROPERTIES	17

HUMAN RESOURCES	18

ENVIRONMENT	18

SOCIAL RESPONSIBILITY	20

RESEARCH AND DEVELOPMENT	21

CAPITAL EXPENDITURES	21

CAPITAL STRUCTURE	22

FOREIGN OPERATIONS	22

PROCEEDINGS UNDER THE COMPANIES’ CREDITORS ARRANGEMENT ACT	22

RISK FACTORS	24

LEGAL PROCEEDINGS	24

DIVIDENDS	24

MARKET FOR SECURITIES	24

MATERIAL CONTRACTS	25

TRANSFER AGENT AND REGISTRAR	25

AUDIT COMMITTEE INFORMATION	25

CORPORATE GOVERNANCE	27

DIRECTORS AND OFFICERS	27

OFFICERS	28

INTERESTS OF EXPERTS	29

ADDITIONAL INFORMATION	30

GLOSSARY OF TERMS	31

CATALYST PAPER CORPORATION

ANNUAL INFORMATION FORM

(with respect to the year ended December 31, 2012)

DOCUMENTS INCORPORATED BY REFERENCE

Certain specifically identified sections of the audited consolidated financial statements of Catalyst Paper Corporation for the fiscal year ended December 31, 2012 (the “2012 Financial Statements”), the report of the auditors thereon dated March 5, 2013, and management’s discussion and analysis thereof (the “2012 Annual Report”) filed with the securities commission or similar authority in each of the provinces of Canada, are incorporated by reference into and form an integral part of this Annual Information Form. The 2012 Annual Report is available on SEDAR at www.sedar.com.

GLOSSARY OF TERMS

In this Annual Information Form, unless otherwise specified, “Catalyst”, the “Corporation”, “we”, “us”, and “our” refer to Catalyst Paper Corporation and its subsidiaries and affiliates. Unless otherwise indicated, all dollar amounts are expressed in Canadian dollars.

A Glossary of Terms is included on page 31.

FORWARD LOOKING STATEMENTS

Certain statements and information in this Annual Information Form are not based on historical facts and constitute forward-looking statements or forward looking information within the meaning of Canadian securities laws and the U.S. Private Securities Litigation Reform Act of 1995 (“forward looking statements”), including but not limited to, statements about our strategy, plans, future operating performance, contingent liabilities and outlook.

Forward-looking statements:

•	are statements that address or discuss activities, events or developments that we expect or anticipate may occur in the future;

•	can be identified by the use of words such as “believe”, “expect”, “anticipate”, “intend”, “plan”, “likely”, “predicts”, “estimates”, “forecasts”, and similar words or phrases or the negative of such words or phrases;

•	reflect our current beliefs, intentions or expectations based on certain assumptions and estimates, including those identified below, which could prove to be significantly incorrect:

o	our ability to develop, manufacture and sell new products and services that meet the needs of our customers and gain commercial acceptance;
o	our ability to continue to sell our products and services in the expected quantities at the expected prices and expected times;
o	our ability to successfully obtain cost savings from our cost reduction initiatives;
o	our ability to implement business strategies and pursue opportunities;
o	expected cost of goods sold;
o	expected component supply costs and constraints; and

o	expected foreign exchange and tax rates.

•	while considered reasonable by management, are inherently subject to known and unknown risks and uncertainties and other factors that could cause actual results or events to differ from historical or anticipated results or events. These risk factors and others are discussed in this Annual Information Form and in Management’s Discussion and Analysis for the financial year ended December 31, 2012, which may be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Certain of these risks are:

o	the impact of general economic conditions in the countries in which we do business;
o	conditions in the capital markets and our ability to obtain financing and refinance existing debt;
o	market conditions and demand for our products (including declines in advertising and circulation);
o	the implementation of trade restrictions in jurisdictions where our products are marketed;
o	fluctuations in foreign exchange or interest rates;
o	raw material prices (including wood fibre, chemicals and energy);
o	the effect of, or change in, environmental and other governmental regulations;
o	uncertainty relating to labour relations;
o	the availability of qualified personnel;
o	the availability of wood fibre;
o	legal proceedings;
o	the effects of competition from domestic and foreign producers; and
o	the risk of natural disaster and other factors many of which are beyond our control.

As a result, no assurance can be given that any of the events or results anticipated by such forward looking statements will occur or, if they do occur, what benefit they will have on our operations or financial condition. Readers are cautioned not to place undue reliance on these forward-looking statements. We disclaim any intention or obligation to update or revise any forward looking statements, whether as a result of new information, future events or otherwise, except as required by law.

INCORPORATION

We were formed on September 1, 2001 by the amalgamation under the Canada Business Corporations Act of Norske Skog Canada Limited and Pacifica Papers Inc. On October 3, 2005 we changed our name to Catalyst Paper Corporation.

Catalyst’s principal predecessor was British Columbia Forest Products Limited, which was a company formed by the amalgamation under the laws of the Province of British Columbia on December 30, 1971 of its predecessor company, incorporated by certificate of incorporation, with memorandum and articles, under the laws of the Province of British Columbia on January 31, 1946, and 24 of its wholly owned subsidiaries. On September 2, 1988, British Columbia Forest Products Limited changed its name to Fletcher Challenge Canada Limited. Prior to July 2000, 50.76% of Fletcher Challenge Canada Limited was owned by Fletcher Challenge Limited of New Zealand (“Fletcher Challenge New Zealand”). In July 2000, Norske Skogindustrier ASA completed a transaction with Fletcher Challenge New Zealand whereby all of the business and assets of Fletcher Challenge New Zealand’s paper division worldwide were acquired by Norske Skogindustrier ASA. As part of this transaction, Norske Skogindustrier ASA acquired Fletcher Challenge New Zealand’s 50.76% interest in Fletcher Challenge Canada Limited. On December 15, 2000, Fletcher Challenge Canada Limited changed its name to Norske Skog Canada Limited.

As a result of the amalgamation with Pacifica Papers Inc. and subsequent equity issues, Norske Skogindustrier ASA’s interest in Catalyst decreased to 29.4%. On February 16, 2006, Norske Skogindustrier ASA sold its remaining 29.4% interest in Catalyst by way of a secondary offering.

Pacifica Papers Inc.’s predecessor was Pacifica Papers Limited Partnership. On June 8, 1998, Pacifica Papers Limited Partnership, through its indirect wholly owned subsidiary, Pacifica Papers Acquisition Company Ltd., acquired all the shares of MB Paper Limited from MacMillan Bloedel Limited. On March 12, 1999 the unitholders of Pacifica Papers Limited Partnership approved a reorganization pursuant to which Pacifica Papers Limited Partnership changed its corporate form from a partnership to a corporation. As part of this reorganization, 28,750,000 common shares of Pacifica Papers Inc. were distributed to all the unitholders of Pacifica Paper Limited Partnership in exchange for their partnership units on a one for one basis.

14,400,000 new common shares were issued from the treasury of the Corporation to the holders of the 2016 Notes (as hereinafter defined) on September 13, 2012, in accordance with the Corporation’s plan of arrangement under the Companies’ Creditors Arrangement Act (the “Plan”) and a further 127,571 new common shares were issued from treasury on December 19, 2012 to certain unsecured creditors of the Corporation who elected to receive their pro rata share of up to 600,000 common shares pursuant to the terms of the Plan. Under the terms of the Plan all former securities of the Corporation issued and outstanding on September 13, 2012 were deemed automatically cancelled. See “Proceedings Under the Companies’ Creditors Arrangement Act – Implementation of Plan”.

Our head and registered office is located at 2nd Floor, 3600 Lysander Lane, Richmond, British Columbia, V7B 1C3.

We own all of the issued and outstanding shares of the following principal subsidiaries:

Subsidiaries	Jurisdiction
Elk Falls Pulp and Paper Limited	British Columbia
Catalyst Paper Finance Limited	British Columbia
Catalyst Pulp Operations Limited	British Columbia
Catalyst Pulp Sales Inc.	British Columbia
Catalyst Pulp and Paper Sales Inc.	British Columbia
Catalyst Paper Energy Holdings Ltd.	Canada
Catalyst Paper (USA) Inc.	California
Catalyst Paper Holdings Inc.	Delaware
Catalyst Paper (Snowflake) Inc.	Delaware
Pacifica Papers Sales Inc.	Delaware
Pacifica Poplars Ltd.	British Columbia
Pacifica Poplars Inc.	Delaware
Pacifica Papers U.S. Inc.	Delaware

We are a partner of the British Columbia general partnership Catalyst Paper. We hold a 71.3% interest in the partnership and our subsidiary, Catalyst Pulp Operations Limited, holds the remainder. We also own 50.001% of Powell River Energy Inc., a Canadian corporation, which owns hydroelectric assets that provide power to our Powell River mill. We have agreed to sell our interest in Powell River Energy Inc. See “Recent Developments - Sale of Powell River Energy”.

CORPORATE PROFILE

We are the largest producer of mechanical printing papers in western North America. We also produce northern bleached softwood kraft (“NBSK”) pulp. Our business comprises three business segments: specialty printing papers, newsprint and pulp. Specialty printing papers include coated mechanical, uncoated mechanical and directory paper. We are the only producer of coated mechanical paper and soft-calendared mechanical paper in western North America.

Our three pulp and paper operations are located at Crofton on the east coast of Vancouver Island, British Columbia, Port Alberni on central Vancouver Island, and Powell River on the west coast of the British Columbia mainland. On July 30, 2012, the Corporation announced the permanent closure of its mill in Snowflake, Arizona. Production at the Snowflake mill ceased on September 30, 2012. Both the Supreme Court of British Columbia (the “Court”) and the United States Bankruptcy Court for the District of Delaware (the “US Court) approved a sale process for the Snowflake mill and associated assets in August 2012. The sale of the Snowflake mill and associated assets, including our shares in The Apache Railway Company, completed on January 30, 2013.

The chart below represents our expectation as to mill capacity in 2013, in thousands of tonnes, among the different product lines that can be produced at each mill. Capacity per product can vary as some of our paper machines are capable of producing more than one product line.

2013 CAPACITY BY MILL LOCATION AND PRODUCT LINE (tonnes) 1

		Specialty printing papers[1]
						Market
	Number of					Pulp
	paper	Uncoated	Coated		Newsprint[1]	NBSK
Mill location	machines	mechanical	mechanical	Directory	Newsprint	pulp		Total

Crofton, B.C. [3]	2	-	-	57,000	270,000	350,000	[2]	677,000
Port Alberni, B.C.	2	-	224,000	116,000	-	-		340,000
Powell River, B.C.	3	469,000	-	-	-	-		469,000
Total capacity[4] (tonnes)	7	469,000	224,000	173,000	270,000	350,000		1,486,000
% of total capacity		32%	15%	12%	18%	23%		100%

1.	Capacities expressed in the above table can vary as we are able to switch production between products, particularly newsprint, directory and machine-finished uncoated grades. Although newsprint can be produced at Powell River, we are not currently producing newsprint at that location.
2.	Total pulp capacity at Crofton is 393,000 tonnes, of which 350,000 tonnes are designated as market pulp with the remainder 43,000 tonnes being consumed internally.
3.	The No. 1 paper machine at Crofton (with a capacity of approximately 140,000 tonnes of newsprint production on an annualized basis) remains indefinitely curtailed.

4.	The Snowflake mill’s production capacity has been removed from total capacity due to the permanent closure of the mill on September 30, 2012.

Specialty Papers

Our specialty printing papers can be manufactured on all of our paper machines. The specialty paper business segment has a total annual production capacity of 929,000 tonnes in 2013.

Specialty printing paper products represent our largest business segment, generating 64% of our 2012 consolidated sales revenue (57% for 2011). Our customer base consists primarily of retailers, magazine, catalogue and book publishers, commercial printers and telephone directory publishers. Specialty printing paper products are sold primarily by our sales and marketing personnel in North America, and through distributors and agents in other geographic markets. In 2012, 86% of our specialty paper sales volumes were with customers in North America.

Newsprint

Newsprint can be manufactured on three paper machines in British Columbia at Crofton and Powell River. The newsprint business segment has a current total annual production capacity of 270,000 tonnes in 2013.

Newsprint sales generated 17% of our 2012 consolidated sales revenue (23% for 2011). The newsprint customer base consists primarily of newspaper publishers located in western and central North America, Asia and Latin America. In 2012, 43% of our newsprint sales volumes were with customers in North America.

Pulp

Our pulp segment consists of NBSK pulp manufactured on two production lines at the Crofton mill, which has a total annual production capacity of 393,000 tonnes, of which approximately 43,000 tonnes represent capacity being consumed internally. The pulp business segment has a total annual NBSK market production capacity of 350,000 tonnes in 2013.

Pulp sales generated 19% of our 2012 consolidated sales revenue (20% for 2011). In 2012, 99% of our pulp sales volumes were with customers in Asia.

The pulp customer base includes producers of tissue, magazine papers, woodfree printing and writing papers and certain specialty paper products. Pulp is sold primarily by sales and marketing personnel based in Canada, and through a network of agents in locations throughout the world.

RECENT DEVELOPMENTS

Restructuring

On January 31, 2012, Catalyst and certain of its subsidiaries obtained an order from the Supreme Court of British Columbia under the CCAA and subsequently received a recognition order from the United States court under Chapter 15 of the US Bankruptcy Code.

The Corporation’s secured and unsecured creditors approved the Corporation’s plan of arrangement under the CCAA (“Plan”) at meetings held on June 25, 2012. The Plan was approved by the Canadian Court on June 28, 2012 under the CCAA process and by the United States Court on July 27, 2012 under the Chapter 15 process.

The Plan became effective on September 12, 2012 and the restructuring under the Plan completed on September 13, 2012. See “Proceedings under the Companies’ Creditors Arrangement Act”.

As a result of the restructuring Catalyst reduced its debt by $390 million, eliminated $80 million of accrued interest and reduced annual interest expense and other cash costs by approximately $70 million per year.

Exit financing arrangements

On September 13, 2012, we entered into a new $175.0 million ABL Facility, which was a pre-condition for the Corporation to implement the Plan and exit from protection under the CCAA. The ABL Facility provided financing for general corporate purposes, and for the repayment on exit of the debtor-possession asset based lending facility (“DIP Facility”) that was in place throughout the CCAA proceedings.

The Corporation also completed a US$35 million secured exit financing facility (“Exit Facility”) on September 13, 2012 and issued US$35 million of notes (“Exit Notes”) under that facility on its exit from protection under the CCAA. The Exit Facility provided the Corporation with backstop financing to pay costs and expenses and manage other contingencies on exit from protection under CCAA.

Appointment of new Board of directors

A new Board was appointed effective upon completion of the restructuring under the Plan on September 13, 2012, comprised of John Brecker, Giorgio Caputo, John Charles, Kevin J. Clarke, Todd Dillabough, Walter Jones, and Leslie Lederer. Mr, Clarke, the CEO of the Corporation continued from the previous board. Mr. Lederer is the Chair of the Board.

Sale of Elk Falls Mill

On August 16, 2012, the Corporation and its subsidiaries, Catalyst Pulp Operations Limited and Elk Falls Pulp and Paper Limited entered into an agreement to sell the Elk Falls millsite and remaining plant and equipment and adjacent properties to a third party. This sale did not complete and the Corporation is pursuing other sale opportunities for this site.

Closure of Snowflake Mill

The Corporation permanently closed the Snowflake mill on September 30, 2012. The decision to close the Snowflake mill was driven by continued financial losses resulting from intense supply input and market pressures. Snowflake had generated negative EBITDA since 2009. The Snowflake mill and associated assets, including our shares in The Apache Railway Company, were sold to a third party on January 30, 2013. See Three Year History - Impairment of Snowflake Assets and Canadian Operations.

Sale of Powell River Energy.

We entered into an agreement on February 13, 2013 to sell our interest in Powell River Energy Inc. (“PREI”) and Powell River Energy Limited Partnership (collectively “Powell River Energy”) for $33 million. The Corporation is required under the terms of the Plan to distribute to certain unsecured creditors of the Corporation who did not elect to receive shares in settlement of their claims, their pro rata share of 50% of the net proceeds of the sale (which, given that many creditors elected to instead receive shares, will result in a distribution of approximately 40% of the net proceeds of the sale). The Corporation will offer to purchase a portion of its Exit Notes with the balance of the net proceeds. The sale is expected to complete in the first quarter of 2013 and is subject to various closing conditions. Electricity generated by PREI will continue to be sold to the Corporation under the existing power purchase agreement which expires in 2016 with possible extension to 2021 in one year renewal term increments at the option of the Corporation.

THREE YEAR HISTORY

Note Exchange Transaction and Financing

In March 2010, we issued US$280.4 million of new 11.0% senior secured notes, due December 2016 (“2016 Notes”) in exchange for US$318.7 million of our 8.625% senior unsecured notes due June 2011 (“2011 Notes”) and in May, 2010 issued US$110.0 million of Class B 2016 Notes. The 2016 Notes were secured on a first-priority basis by the Corporation’s fixed assets. We purchased US$9.5 million of our 2011 Notes for US$8.9 million in September, 2010 and redeemed all of the remaining outstanding 2011 Notes in February, 2011.

All of the 2016 Notes were cancelled on the Effective Date as part of the Plan. See “Proceedings Under the Companies’ Creditors Arrangement Act – Implementation of Plan”.

Permanent Closure of the Elk Falls Paper Mill and the Coquitlam Paper Recycling Facility

We permanently closed our Elk Falls paper mill in Campbell River, B.C., and our Coquitlam paper recycling facility during the third quarter of 2010 in light of weak markets for commodity paper grades combined with uncompetitive manufacturing costs, including labour, municipal taxes, fibre, and other input costs. Closure of our Elk Falls mill reduced our combined annual paper production capacity by 526,000 tonnes. We have incurred total severance costs to date of $9.7 million as a result of the closure of the Elk Falls mill and paper recycling facility. Asset-impairment and closure costs were $294.5 million. Our paper recycling facility was located on leased land and on March 23, 2012, as part of our proceedings under the CCAA, we disclaimed the lease.

Production Curtailment

The following table summarizes pulp and paper production curtailment in 2012:

2012 Production Curtailment (tonnes)	Specialty Printing Papers(1)	Newsprint(2)	Pulp	Total
Q1	0	35,000	0	35,000
Q2	0	35,000	0	35,000
Q3	0	35,000	0	35,000
Q4	12,000	35,000	0	47,000
Total	12,000	140,000	0	152,000

(1)      The specialty printing papers curtailment relates to the three paper machines at the Powell River mill which were curtailed for eight days during the last half of December, 2012.

(2)      The newsprint production curtailment relates to the Crofton C1 paper machine which was curtailed throughout 2012. This machine has been indefinitely curtailed since January 21, 2010 as a result of reduced customer demand and high operating costs.

Cogen Arbitration Settlement

In January, 2011 pursuant to settlement of an arbitration proceeding in 2009, we transferred to Island Cogeneration No. 2. Inc. (“Cogen”) the land that had been leased by Cogen upon which its energy facility is located. We have also granted certain easements and access rights to Cogen to facilitate the independent operation of the energy facility. In addition, Cogen has agreed to take steps to eliminate its reliance on us for certain services and we have agreed to cooperate with Cogen in that regard.

Green Transformation Program Credits

In February, 2011, we received funding approval under the Canadian federal government’s “Green Transformation Program” for two capital projects to improve energy efficiency, a $5 million project at our Port Alberni mill to improve combustion efficiency and environmental performance of its biomass boiler and a $13 million project at our Powell River mill to increase the electrical generation of the existing generator by approximately 18 megawatts. Funding was applied as capital expenditures were incurred towards approved projects with program payments released quarterly based on costs incurred during each quarterly period and all the costs associated with these projects have been paid.

Defined Benefit Pension Plans Funding

Funding Relief

In December, 2011, the B.C. Superintendent of Pensions granted us an extension of time for payment of the solvency deficits under certain of our defined benefit pension plans. This extension provided for payments necessary to amortize the solvency deficits over the seven year period ending December 2017, including annual payments of $10.6 million for 2011, 2012 and 2013. As part of our CCAA proceedings we paid an additional $1.1 million in respect of the solvency deficiencies in 2012. During our CCAA proceedings, we obtained government approval (i) to offer a special portability election option in respect of our defined benefit pension plan for salaried employees and (ii) for further funding relief in respect of our obligation to make payment to the solvency deficit for that pension plan. The funding relief provides for fixed annual contributions to the solvency deficit over a 15-year period ending in 2027 and a final payment of the remaining deficit in 2028. This change results in estimated annual cash savings of approximately $7 million per year commencing in 2013.

Special Portability Option

Under the special portability election option, we offered members of our defined benefit pension plan for salaried employees a one-time reduced lump-sum payment option as full settlement of their entitlements under the plan. Members had to make their elections by no later than December 15, 2012, and have until June 30, 2013 to revoke such elections in favour of continuing to receive monthly pension payments. As of March 5, 2013, 42% of the total membership of the pension plan, representing 48% of the total pension liability elected to take this option.

Members who exercise the election will receive a reduced lump-sum payment, calculated as the commuted value of future pension payments multiplied by the solvency ratio of the plan on December 31, 2012, plus additional top-up payments over the next four years totaling 8% of commuted value. Commuted value is defined as the amount a plan member needed to invest on December 31, 2012 to provide for future pension benefits, incorporating an interest rate based on Government of Canada bonds.

Property Tax Dispute

We paid $22.4 million of property taxes in 2011. This payment included $18.3 million in municipal and provincial property taxes levied by our B.C. municipalities for 2011 as well as $4.1 million to North Cowichan for 2010 property taxes and interest. Pursuant to statutory requirements, the payment to North Cowichan was applied firstly to pay outstanding 2010 property taxes, penalties and interest in full and secondly to pay 2011 property taxes. As a result, as at December 31, 2011, there were unpaid property taxes owing to North Cowichan for 2011, together with the 10% penalty for late payment, of $0.4 million.

Our appeal to the Supreme Court of Canada regarding North Cowichan’s 2009 property taxes was dismissed on January 20, 2012. Shortly after that ruling we discontinued our proceedings disputing the 2010 and 2011 property taxes assessed by North Cowichan and paid all of our unpaid property taxes owing to North Cowichan. We also discontinued our appeal of the decision of the Supreme Court of British Columbia in respect of the Strathcona Regional District portion of the property taxes levied by the City of Campbell River for 2010.

We continue to press for a fair and sustainable level of municipal property taxes for major industry in the B.C. communities in which we operate. We paid the full amount of our 2012 property taxes of $12.2 million when due in July, 2012. North Cowichan reduced the property taxes payable by the Corporation in respect of the Crofton facility substantially in 2012.

We have also pursued arrangements outside of the courts and on April 9, 2010 entered into an agreement in principle with the City of Powell River to reduce the annual major industry property taxes we pay to $2.25 million per year for the next five years and to jointly pursue arrangements that would enable a 20-year service agreement valued at $3.5 million over five years, under which we would treat the City’s liquid waste using the Powell River mill’s effluent system and burn the City’s bio-solids in the mill’s wood waste boiler.

We entered into an agreement in principle with the City of Port Alberni in July 2012 to transfer certain infrastructure surplus to our needs in return for a cash payment and property tax certainty over the next five year period.

Manning and Cost Reductions

During the first quarter of 2010, the Corporation incurred $14.1 million in severance costs for approximately 300 employees including employees who were impacted by the extended curtailment of our Elk Falls paper operations in 2008 and 2009 and indefinite closure of Crofton C1 paper machine and the paper recycling facility in 2009.

During 2010, we implemented previously announced changes to salaried employee and retiree pension and benefit plans, including the cessation of benefits related to future service under the defined benefit pension plans and a reduction in the Corporation-provided contribution rate under the defined contribution pension plans from 7% to 5%. We also changed the design of our extended health and other benefits plan to include core coverage paid by the Corporation with optional enhanced coverage, deductibles and dispensing fees paid by employees and introduced a 50/50 cost-sharing arrangement for provincial medical services plan premiums. In addition, annual vacation entitlements were limited to 5 weeks per employee and supplemental vacation benefits were eliminated on a prospective basis.

Collective Agreements and Cost Reduction Initiatives

Our collective agreements with the CEP locals at our Crofton and Powell River and the PPWC local at our Crofton mills were to expire April 30, 2012 and our collective agreements with the CEP locals at Port Alberni were to expire April 30, 2013. On March 19, 2012, new labour agreements were ratified by the CEP and PPWC effective May 1, 2012 and will expire on April 30, 2017. The new labour agreements include a 10% reduction in hourly rates along with various adjustments to vacation, health benefits and work rules necessary to provide Catalyst with a more competitive labour cost structure. We also completed a new collective agreement at our Surrey Distribution Centre with the Christian Labour Association of Canada (“CLAC”) in early March 2012 which expires in 2015 and maintains existing rates and benefits.

Revolving Credit Facility

On May 30, 2011, we amended our $330 million revolving asset based loan facility (the “ABL Facility”) by, reducing the amount of the facility to $175 million, extending the maturity date from August, 2013 to May 31, 2016 and removing the fixed assets of the Snowflake mill from the borrowing base under the ABL Facility. The ABL Facility provided for ongoing working capital, capital expenditure requirements as well as for general corporate purposes. Collateral consisted of accounts receivable, inventories and cash and a second charge on the property, plant and equipment of our mills. The ABL Facility was essentially replaced by the DIP Facility as part of our proceedings under the CCAA. The DIP Facility was replaced by a new $175 million syndicated asset based loan facility (the “New ABL Facility”) on September 13, 2012, when the restructuring under the Plan completed. The New ABL Facility matures on the earlier of September 13, 2017 and 90 days prior to maturity of any significant debt.

British Columbia Carbon Tax

Our operations in British Columbia are subject to a broad-based carbon tax on fossil fuels of $20 per tonne in 2010, $25 per tonne in 2011 and $30 per tonne in 2012. The tax applies to gasoline, diesel fuel, natural gas and other fossil fuels. We are a significant consumer of fossil fuels, both directly in our operations and through our reliance on fossil fuel powered transportation for the delivery of products and supplies. Although the intention is that the carbon tax will be, in the aggregate, revenue neutral, we are unable, in the short term, to take advantage in a material way of other tax initiatives designed to offset the carbon tax. The tax increased our operating costs by $2.6 million in 2010, $4.1 million in 2011 and $6.5 million in 2012.

Maintenance Outages and Fires

Our results in 2011 were negatively impacted by fires and extended maintenance outages in the second quarter. At the Snowflake mill, a recovered paper storage yard fire, a market curtailment, and a five-day extension to a planned annual mill maintenance outage resulted in production downtime of 15 days or 8,400 tonnes of lost production. The fire at the Snowflake mill destroyed approximately 11,000 tonnes of recovered old newsprint (“ONP”) and resulted in losses of $4.4 million. At the Powell River mill, a five-day planned mill maintenance outage was extended to 10 days to address unexpected findings in the mill’s steam supply system, resulting in 14,000 tonnes of lost production. Also in the quarter at Powell River, an electrical cable equipment fire idled the mill’s No. 9 paper machine for five days and the No. 10 paper machine for 14 days and resulted in losses of $2.4 million to date and 8,700 tonnes of lost production. The bulk of the losses incurred on the fires were below our deductibles and thus not covered by insurance.

Impairment of Snowflake Assets and Canadian Operations

We impaired the assets of our Snowflake mill by $161.8 million (US$155.9 million). In Q3 2011, the net book value of building, machinery and equipment of US$135.6 million and maintenance supplies and spare parts inventory of US$9.7 million were written off. In the fourth quarter, land was impaired by US$10.6 million. These impairment charges included the assets of The Apache Railway Company, a subsidiary of Catalyst Paper (Snowflake) Inc. (“Snowflake”). The third quarter impairment was triggered by consistently poor operating results and cash flow losses at our Snowflake mill that management projected would continue in the future. These losses were mostly attributable to deteriorating newsprint pricing and demand as well as tight market conditions for ONP resulting in higher input costs. Up to the date of closing the Snowflake mill we owned and used the impaired assets in our operations. The fourth quarter impairment of land was based on an appraisal obtained from an independent third party real estate appraiser, dated January 3, 2012, that valued the Snowflake land at US$6.6 million.

We recorded an impairment charge of $660.2 million in Q4 2011 on the buildings, plant and equipment of our Canadian operations after a comprehensive impairment analysis of the Corporation’s Canadian operations triggered by (i) continuing declines in demand for newsprint and directory, economic slowdown in the United States and globally, and the strengthening of the Canadian dollar for most of 2011; (ii) a reduction in pulp prices in the fourth quarter of 2011; and (iii) the release in February 2012 by a leading information provider for the global pulp and paper industry of their latest 5-year forecast for pulp and paper prices and future exchange rates reflecting significantly lower future price estimates for pulp and paper than what had been previously forecasted. The impairment reduced the carrying value of our pulp assets by $83.5 million and our paper assets by $576.7 million. We continue to own and use the impaired assets in our Canadian operations. After giving effect to these impairment charges, the Corporation’s liabilities exceeded the book value of its assets by $617.3 million as at December 31, 2011.

The Corporation permanently closed its Snowflake mill on September 30, 2012. The decision to close the Snowflake mill was driven by continued financial losses resulting from intense supply input and market pressures. Snowflake has generated negative EBITDA since 2009.

In August 2012, the Corporation obtained both Canadian and U.S. Court approval of a sale process for the Snowflake mill and associated assets. The Snowflake mill and associated assets, including the Corporation’s shares in The Apache Railway Company, were sold to a third party for US $13,460,000 in a sale that completed on January 30, 2013.

The Snowflake mill closure resulted in closure costs of approximately US$18.6 million, including a withdrawal liability of approximately US $11.7 million in connection with the PACE Industry Union-Management Pension Fund, a multi-employer pension plan which we contributed to for hourly employees at the Snowflake mill. The company is in the process of verifying this estimated liability. It is typical for withdrawal liabilities of this nature to be paid over 20 years although confirmation of the payment schedule has not been received at this point. Closure costs were mitigated from the sale of the Snowflake assets and realization of working capital. The sale is expected to result in the elimination of future operating losses associated with the Snowflake mill and savings of annualized selling, general and administrative expenses.

Executive Changes

Kevin J. Clarke was appointed President and Chief Executive Officer on June 21, 2010. Richard Garneau tendered his resignation as President and Chief Executive Officer in January 2010 and left the Corporation on May 31, 2010. Denis Jean, a director of the Corporation who held this position on an interim basis until Mr. Clarke’s appointment, continued as a member of the board of directors (the “Board”) until his resignation from the Board on February 2, 2012. A new Board was appointed on September 13, 2012 in connection with the restructuring under the Plan.

COMPETITIVE STRENGTHS

We believe that we have the following competitive strengths:

•	Cost-Competitive Manufacturing. Our financial results are driven by our manufacturing costs, particularly with respect to furnish costs, energy prices and usage and labour costs. We are focused on reducing these costs and improving margins, while maintaining or improving the quality of our products. There is a particular focus on finding ways to improve controllable operating costs and on developing more flexible and efficient work practices at the mills that will reduce manufacturing costs in the aggregate and create a shift in the proportion of fixed to variable costs. We have reduced our labour costs through our new labour agreements in 2012 and have made significant capital expenditures over the past six years to shift production towards higher-margin printing papers, reducing unit production costs, increasing machine productivity, improving product quality, and meeting or exceeding environmental regulations.

•	Strong Market Position. We are the largest producer and marketer of printing papers (newsprint and specialty printing papers) in western North America with production capacity of approximately 1.48 million tonnes of paper and pulp. We are the only producer of coated mechanical and supercalendered papers in western North America and the largest producer of glossy paper in the region. Our Crofton operation is a tidewater mill giving it reliable, low-cost access to international pulp and paper markets via breakbulk vessels.

•	Diversified Product Mix and Product Development. We are focused on optimizing our product mix by developing higher value grades and introducing new product lines, which allow us to explore niche opportunities in the marketplace. The most recent addition to our extensive lineup is Marathon Lite, an ultra-light newsprint grade that offers publishers and printers environmental and economic benefits of a lighter sheet without sacrificing print quality or runnability. In 2010 we introduced PacificoteTM , a high brightness and high gloss paper with superior printability ideal for magazine, catalogue, insert and direct mail advertising applications. We also launched ElectrabriteTM Book, a range of caliper-controlled grades for book publishers, Electrabrite 100% recycled hi-bright grade papers produced at Snowflake and E-Star Max, an 84-bright uncoated mechanical grade for commercial printing. These are our most recent additions to our expansive range of Electra-paper grades that include Electraprime™ (a soft-calendered, high-brightness paper designed to compete as an alternative to traditional supercalendered grades and used primarily for advertising inserts and flyers), Electrastar™ (a super high-brightness grade designed for applications in which brightness is a desirable characteristic such as inserts and specialty newspapers), Electrabrite Lite (a lighter basis weight, high-brightness product that is used by newspapers and retailers) and Electracote Brite (a brighter, heavier-coated paper ideal for magazines, catalogue or retail insert applications as an attractive alternative to more expensive coated grades). We also introduced our Sage line of specialty printing papers in 2010 which allows us to offer the Pacificote and Electra-grades as being manufactured carbon-neutral from certified wood fibre from sustainably managed forests with documented verification. These more specialized products generally provide higher margins and improved demand prospects than standard commodity grades. We manage fluctuations in demand for our products through our ability to switch production between products and machines, particularly newsprint, directory, and machine-finished uncoated mechanical grades.

•	Efficient Supply Chain Management Practices. Distribution costs have a significant impact on net sales realizations. Our strong and flexible distribution network optimizes all transportation modes available to us, such as barge, truck, rail and break bulk and container shipping. Controlling key elements of our supply chain has allowed us to control costs while achieving a high on time delivery performance and low damage levels especially to west coast print sites where our strategic importance to customers is highest. Our Crofton mill site directly ships break bulk to offshore customers via regularly scheduled vessels. We operate a central distribution centre in Surrey, B.C. which continuously receives volumes from our three British Columbia mills and then ships via rail, truck and container to our customers. This allows us to choose the most cost effective transportation mode in conjunction with customer requirements. We also lease or otherwise have available 635 rail cars to ensure adequate supply and weight loads are maximized with the use of organization software. We lease five paper barges which we use in conjunction with third party providers to transport our products to the Surrey distribution centre.

BUSINESS STRATEGY

Our objective is to return to profitability and maximize cash flows through capital restructuring, reduced manufacturing costs and optimizing our brands and customer base in a socially responsible manner. Our strategy is more fully described in management’s discussion and analysis section “Strategy” and “Outlook” of the 2012 Annual Report, which is incorporated by reference herein. In 2013, the focus will be on objectives and initiatives in four areas;

•	Financial. Complete outstanding restructuring items and use proceeds of assets sales to pay down debt, focus on reducing operating costs and generating positive free cash flow and completing implementation of special portability option in respect of our salaried defined benefit pension plan.

•	Corporate Social Responsibility. Significantly improve our overall safety performance and , continue to seek competitive business conditions in British Columbia, including in respect of electricity and taxation rates, and work with municipalities to achieve joint cost-saving service and infrastructure agreements.

•	Commercial. Continue to expand geographic reach of the Corporation into emerging world markets of Latin America and Asia, gain market share and expand sales reach into new markets with new products and increase breadth of product range and solidify position as the most flexible and diverse producer and marketer of paper in the west.

•	Environmental. Work with community stakeholders to identify and implement sustainable watershed management solutions, adhere to high international stands for transparency and reporting of performance on social, governance and environmental factors and take steps to achieve increased access to Forest Stewardship Council certified fibre supply.

LINES OF BUSINESS

We have three business segments: specialty printing papers, newsprint and pulp. The segmented results for these businesses are shown in the management’s discussion and analysis section of the 2012 Annual Report, which is incorporated by reference herein.

Paper

Paper Operations

Our specialty printing paper and newsprint can be manufactured on 8 paper machines at three mill locations. Our paper machines consist of the following:

Crofton	Product
Paper Machine No. 1 (“C1”)	Specialty/Newsprint
Paper Machine No. 2 (“C2”)	Specialty
Paper Machine No. 3 (“C3”)	Specialty/Newsprint

Port Alberni	Product
Paper Machine No. 4 (“A4”)	Specialty
Paper Machine No. 5 (“A5”)	Specialty

Powell River	Product
Paper Machine No. 9 (“P9”)	Specialty
Paper Machine No. 10 (“P10”)	Specialty
Paper Machine No. 11 (“P11”)	Specialty/Newsprint

Two paper machines at Snowflake were shut down permanently on September 30, 2012.

Our 2013 capacity to produce specialty printing papers and newsprint, in tonnes, as compared to our production for each of the last two years is as follows:

		Net Production
	Annual Capacity	Year ended December 31 (tonnes)
Mill	2013 (tonnes)	2012	2011
Crofton(1)	305,000	317,494	311,000
Port Alberni	338,000	324,231	311,000
Powell River	480,000	436,359	431,000
Snowflake(2)	0	230,640	288,000
	1,123,000	1,308,724	1,341,000

1.	We have indefinitely curtailed our No.1 paper machine at Crofton, displacing the equivalent of 140,000 tonnes of annual newsprint production from Crofton. The capacity noted above does not include the capacity of that paper machine.

2.	The Snowflake mill permanently closed on September 30, 2012.

Crofton

Crofton's capacity is 305,000 tonnes of newsprint and directory paper. C1 at Crofton was curtailed from February 1, 2009 to May 25, 2009 and indefinitely curtailed since January 21, 2010.

The Crofton paper mill’s three paper machines commenced operation in 1964, 1968 and 1982. C1 and C3 are capable of producing either newsprint or directory paper as market conditions warrant and C2 is dedicated to producing lightweight directory paper. All machines were installed with, or have been converted to, twin-wire sheet formation, which provides a more uniform quality of sheet for both printing surfaces. C2 produces directory paper at the lowest industry basis weight. Crofton also makes directory paper on C3 and has the capability to make it on C1. Pulp furnish for the paper mill is supplied by a three-line TMP mill.

Elk Falls

All three paper machines at Elk Falls were permanently closed in September 2010 resulting in the removal of 526,000 tonnes of annual newsprint and uncoated mechanical paper capacity.

Port Alberni

Port Alberni's annual capacity is 338,000 tonnes of directory paper and lightweight coated paper.

The Port Alberni paper mill has two paper machines, one was put into operation in 1957 and the other in 1968. A5 was upgraded in 1995 to produce lightweight coated paper and is the only lightweight coated paper machine in western North America. Its on-line technology allows for the coating of paper on both sides simultaneously, reduces the amount of kraft pulp required to produce conventional lightweight coated paper and produces the desired product quality in terms of runability, printability and bulk.

Pulp furnish for the paper mill is supplied primarily from the mill's TMP plant. An $8 million upgrade to the mill’s TMP plant was completed in May, 2009 which increased the TMP facility’s capacity and displaced higher cost pulp. Equipment at the Port Alberni mill allows us to use crumb kraft pulp from the Crofton mill in our lightweight coated paper.

Powell River

Powell River's annual capacity is 480,000 tonnes of newsprint and uncoated specialty papers. The Powell River mill has three paper machines, which were put into operation in 1957, 1967 and 1981. These machines produce machine finished super-brights and hi-brights, soft calendered hi-bright papers and newsprint. In 2004, we upgraded P10 and the peroxide bleach plant to support the production of higher value specialty printing papers, including Electracal™ and Electraprime™ grades. We have dedicated P9 to produce Electrastar™ and Electrabrite™ grades, our super-bright and hi-bright grades, respectively. We continue our effort to push towards the development of high-brightness products at our Powell River mill, and in 2005 we completed a further upgrade of the peroxide bleach plant to expand the mill’s production capacity for higher brightness uncoated specialty printing grades.

Pulp furnish for the paper mill comes primarily from a TMP plant. The Powell River mill also has the capability to use recycled de-inked pulp on a limited scale.

We own, through our wholly owned subsidiary Catalyst Paper Energy Holdings Inc., 50.001% of Powell River Energy Inc. (“PREI”) which owns two hydroelectric dams near the Powell River mill with a combined generating capacity of 83 megawatts. Pursuant to a power purchase agreement between us and PREI, PREI provided the power generated by its facilities to us at a fixed rate approximating current British Columbia Hydro and Power Authority (“BC Hydro”) rates until January 31, 2011. PREI’s hydroelectric facilities supply approximately 40% of the annual power needs of the Powell River mill, although this amount varies depending on hydrological conditions. We have entered into a replacement power purchase agreement with PREI commencing on February 1, 2011 on substantially the same terms as the previous agreement for a five year term (with renewal options totaling an additional five years) under which PREI will provide the power generated by its facilities to us at a rate essentially equivalent to the BC Hydro rate from time to time.

Pursuant to the terms of the Plan, the Corporation is required to use its commercially reasonable efforts to market and sell its interest in Powell River Energy and to distribute up to 50% of the net proceeds received on account of the sale, depending on the number of equity elections received, to certain of the Corporation’s unsecured creditors, all as more particularly described in the Plan. See “Proceedings Under the Companies’ Creditors Arrangement Act”. We entered into an agreement on February 13, 2013 to sell our interest in Powell River Energy for $33 million. The sale is expected to complete in the first quarter of 2013 and is subject to various closing conditions.

Snowflake

The assets of the Snowflake mill consisted of two paper machines and associated assets, including The Apache Railway Company (“Apache”). Apache is a short-line railway operating freight service from Snowflake, Arizona to Holbrook, Arizona. Snowflake used Apache to transport coal for one of its boilers and to transport a portion of its finished goods.

In 2011, we impaired the assets of the Snowflake mill by $161.8 million (US$155.9 million). In the third quarter, the net book value of building, machinery and equipment of US$135.6 million and maintenance supplies and spare parts inventory of US$9.7 million were written off. In the fourth quarter, land was impaired by US$10.6 million. These impairment charges included the assets of The Apache Railway Company.

The Corporation permanently closed the Snowflake mill on September 30, 2012. The decision to close the Snowflake mill was driven by continued financial losses resulting from intense supply input and market pressures. In August 2012, the Corporation obtained both Canadian and U.S. Court approval of a sale process for the Snowflake mill and associated assets. The Snowflake mill and associated assets, including the Corporation’s shares in The Apache Railway Company, were sold to a third party for US$13,460,000 in a sale that completed on January 30, 2013.

The Snowflake mill closure resulted in closure costs of approximately US$18.6 million, including a withdrawal liability of approximately US 11.7 million in connection with the PACE Industry Union-Management Pension Fund, a multi-employer pension plan which we contributed to for hourly employees at the Snowflake mill. As at March 5, 2013, the Corporation had not received the necessary information fo verify this estimated liability. It is typical for withdrawal liabilities of this nature to be paid over 20 years although confirmation of the payment schedule has not been received at this point. Closure costs were mitigated from the sale of the Snowflake assets and realization of working capital. The sale is expected to result in the elimination of future operating losses associated with the Snowflake mill and savings of annualized selling, general and administrative expenses.

Paper Marketing

The principal customers for our specialty printing papers and newsprint are retailers, magazine, book and catalogue publishers, commercial printers, telephone directory publishers and newspaper publishers. These customers are located primarily in western and central North America, Asia and Latin America. Specialty printing paper and newsprint customers are served primarily by our sales and marketing personnel in North America and distributors and agents in other geographic markets. Historically, approximately two-thirds of our paper sales revenue has been generated from sales to customers in the United States. The United States is still the world's largest consumer of coated and uncoated mechanical paper and newsprint, representing 27% of the world’s consumption for coated mechanical paper, 32% for uncoated mechanicals and 22% for newsprint.

The Crofton mill is located on tidewater and has deep-sea vessel loading facilities. Specialty printing paper and newsprint is shipped overseas utilizing both by deep-sea vessels and containers, and by a combination of barge, rail and truck for destinations in North America. We use the services of independent warehouses for distribution to our customers in other parts of the world.

Pulp

Pulp Operations

We manufacture market pulp on two lines of pulp production at our Crofton mill. Our annual pulp production capacity for 2013 is 393,000 tonnes.

Our annual market pulp capacity is 350,000 tonnes (which excludes pulp consumed internally) as compared to market pulp production for the years ending December 31, 2012 and December 31, 2011 of 317,953 tonnes and 316,000 tonnes, respectively.

The first pulp line at Crofton began operating in 1957 and the second in 1965. This mill is equipped with one continuous digester and eight batch digesters, which provide the flexibility to cook different species of chips independently. Crofton's batch digesters utilize a rapid displacement heating cooking system. This system allows for quick turnaround in the batch cooking process, because it rapidly extracts and replaces the cooking liquor in the cooking vessel for each batch without a significant loss in temperature. This technology improves the overall quality of Crofton pulps and provides a stronger and more uniform pulp than conventional batch cooking.

The Crofton kraft pulp mill produces Northern bleached softwood kraft, or NBSK pulp grades. One grade is a low coarseness fine fibre pulp is marketed as CKBC. This pulp is consumed internally at our Port Alberni and Powell River operations and sold to market customers. CKBC is a high tensile strength grade which is ideally suited for the manufacture of lightweight papers and tissue. The other pulp grade produced is made from spruce, pine and fir, coastal hemlock and Douglas fir species and is marketed as CKHFi. This grade has high intrinsic strength and bulk, and is used in a variety of printing and writing papers and a range of specialty papers.

Pulp Marketing

Our Crofton pulp mill is well situated for export shipments to Asia. Our strategy is to maintain a diversified range of freight-logical customers, including producers of tissue, magazine papers, woodfree printing and writing papers and certain specialty paper products.

Pulp customers are served by sales and marketing personnel in Canada and a network of agents in locations throughout the world. The Crofton pulp mill is located on tidewater and has deep-sea vessel loading facilities. Pulp is shipped to offshore locations primarily by break bulk on deep-sea vessels.

Paper Recycling Division

Our paper recycling operation was indefinitely curtailed in February 2010 and permanently closed in September 2010. Prior to curtailment of its operations, this operation recycled old newspapers, magazines and other waste paper into pulp suitable for the manufacture of newsprint, telephone directory paper and similar grades of paper. Its production capacity was 175,000 air-dried metric tonnes (“ADMT”) of pulp per year. Production in the 2010 fiscal year prior to curtailment of operations was 4,000 ADMT and average annual production in the preceding last three fiscal years was approximately 132,000 ADMT per year.

COMPETITION

The markets for our products are highly competitive on a global basis. The pulp and paper industry is essentially a commodity market in which producers compete primarily on the basis of price. In addition, since an important percentage of our production is directed to export markets, we compete on a worldwide basis against many producers of approximately the same or larger capacity. In export markets, Canadian producers generally compete with American, European and Asian producers.

FIBRE SUPPLY

Our pulp and paper operations consume wood fibre which is purchased from more than 25 independent sawmills and more than 25 pulp log suppliers. Our fibre supply comes primarily from residual wood chips and sawdust from sawmill operations located on the coast or in the southern interior of British Columbia and secondarily from the chipping of pulp logs originating from locations throughout the region.

In 2012, our fibre supply for our B.C. pulp and paper operations was comprised of sawmill wood chips and pulp logs. Approximately 68% of our fibre is provided by five suppliers.

Approximately 72% of our fibre is sourced under indefinite (evergreen) term fibre agreements with third party suppliers (some of which were put in place when we sold our timber and timber processing assets in the 1990s) with pricing based on market prices or at prices determined under market-based formulas and including an evergreen contract with a coastal log producer under which additional wood chips can be obtained from regional sawmills in exchange for sawlogs.

The remainder of the fibre requirements for our B.C. pulp and paper operations is sourced from independent suppliers, many under long-term contracts. Fibre is purchased from these suppliers at market prices or at prices determined under market-based formulas. From time to time we sell fibre to outside customers. We also engage in fibre trading activities to ensure optimum allocation of different fibre grades to the appropriate product.

Fibre supply for our Snowflake mill consisted of ONP. ONP supply arrangements terminated with the permanent closure of the Snowflake mill.

Our operations are subject to a wide range of issues that can impact the availability and price of fibre supply, including suppliers’ lumber market demand, sawlog supply, coastal solid wood industry restructuring, strikes, and regional market prices. The diversity of supply from over 50 independent suppliers located in three geographical regions helps to mitigate the risk of interruptions to fibre deliveries to our operations. Our production levels in 2012 and 2011 were not impacted by fibre shortages.

During the past five years, we have implemented a chain of custody system to certify our wood fibre supply. Approximately 75% of our total fibre basket is certified to either the Programme for the Endorsement of Forest Certification (“PEFC”) or Forest Stewardship Council (“FSC”) standard. PEFC is an independent non-profit organization that assesses and mutually recognizes national forest certification programs developed through multi-stakeholder processes. The PEFC standard is a third party audited system that identifies the source of wood fibre and whether or not it is derived from a forest independently certified as being managed in accordance with a recognized sustainable forest certification system.

PROPERTIES

Our head office is located in leased premises in Richmond, British Columbia. The lease covers an aggregate of 39,275 square feet and expires March 31, 2018.

We leased the land and buildings where our paper recycling facility was located. We disclaimed this lease effective March 23, 2012 as part of our proceedings under the CCAA.

We also sub-lease the land and buildings for our distribution warehouse and facility in Surrey, British Columbia, which expires in June 2014, subject to further options to renew. We lease the premises for our Nanaimo office pursuant to a lease which expires in February 2013. We lease the premises for our sales office in Seattle, Washington pursuant to a lease which expires in November, 2016.

Each of our Crofton, Powell River and Port Alberni manufacturing facilities and the closed Elk Falls mill site are situated on land we own. The Crofton mill is located on a 107 hectare site, the Powell River mill is located on a 94 hectare site, the Port Alberni mill is located on a 44 hectare site and the Elk Falls mill site is located near the town of Campbell River, British Columbia on a 78 hectare site. The Snowflake mill site lands were sold as part of the sale of the Snowflake assets and shares of The Apache Railway Company in January, 2013.

HUMAN RESOURCES

We have approximately 1,550 active hourly and salaried employees.

Approximately 1,100 hourly employees at our Canadian pulp and paper mills (not including the Surrey Distribution Centre) are members of either the CEP or the PPWC. 70 hourly employees at the Surrey Distribution Centre are represented by the Christian Labour Association of Canada (“CLAC”).

In March 2012, new five-year labour agreements were entered into with unions representing more than 1,000 paper and pulp workers at the Corporation’s Crofton, Port Alberni and Powell River mills. The new contracts entered into with CEP and PPWC went into effect on May 1, 2012 and expire on April 30, 2017.

On April 19, 2012 the Corporation signed a new three year labour agreement with CLAC, expiring on March 31, 2015 covering the hourly workers located at the Surrey Distribution Centre. The new agreement maintains existing rates and benefits throughout the term.

Employment of approximately 220 hourly employees at the Snowflake mill and The Apache Railway Company terminated on the permanent closure of the Snowflake mill on September 30, 2012 with the employment of the approximately 9 remaining hourly employees terminating on the sale of the Snowflake assets in January, 2013.

ENVIRONMENT

Our operations are subject to a wide range of general and industry-specific environmental laws and regulations including those related to waste management, air emissions, water discharges and remediation of environmental contamination. There has been significant upgrading of our facilities during the decade to comply with solid and hazardous wastes, effluent and air regulations. Environmental performance is monitored regularly by us, third party consultants and government regulatory bodies. We believe that our facilities are operating in substantial compliance with applicable environmental laws and regulations.

In addition to regular monitoring of emission points and reporting to regulatory authorities, we manage our environmental performance through an environmental management system. This system is registered to the ISO 14001:2004 standard at all three of our operating facilities. The environmental management system utilizes annual internal surveillance audits and bi-annual external compliance audits of our manufacturing facilities and the Surrey Distribution Centre. Action plans are developed to address any deficiencies and updates are regularly communicated to management and a committee of the Board. Compliance audits at the active B.C. operations were completed during 2012 and a compliance audit at the Snowflake operation was completed during 2010. No new material issues were uncovered during those audits.

Numerous federal, state and provincial environmental initiatives are underway which could translate into more vigorous regulatory standards and permits in the next decade, especially with respect to air emissions. Substances that have been targeted include particulates, sulphur dioxide and greenhouse gases. A number of those initiatives are described below.

Solid Waste

An ongoing environmental issue faced by our operations is the disposal of solid waste. Most non-recyclable waste is disposed of at on-site landfills. Based on current practice we have at least five years’ capacity in the landfills at Port Alberni and Crofton and approximately one year at Powell River (which will increase to 20-30 years after completion of the planned expansion in 2013). We continue to work to reduce volumes sent to landfill by increasing recycling efforts and investigating alternative uses for all waste.

Effluent

In 2003, we began an initiative to reduce water use at all facilities. These reductions resulted in lower waste water volumes being discharged and greater opportunities to improve the performance of the systems and reduce energy costs. We delivered total reductions in water use of 22% between 2003 and 2008 on an absolute basis (17% on an intensity basis). Since 2008, our absolute water use decreased by approximately 21% due to closure of the Elk Falls and Paper Recycling Divisions. Water use intensity increased by 12% for the same period due to increased production rates particularly kraft pulp production, which is a higher intensity process.

Air Emissions

Over the past twenty years, substantial capital has been spent at all facilities upgrading air emissions controls and infrastructure. This includes odour collection and treatment systems and new precipitators at Crofton, a fluidized bed boiler conversion at Port Alberni, a fluidized bed boiler at Powell River and scrubber/precipitator upgrades at Snowflake. Our facilities are well positioned to be compliant with future air emissions standards, which will likely focus on fine particulates, sulphur oxides and other criteria air contaminants.

The federal government of Canada has indicated its intent to regulate priority air pollutants under the Clean Air Act and the Canadian Environmental Protection Act. The priority air pollutants include particulate matter and sulphur oxides (“SOx”). Under proposed targets Crofton will have to reduce SOx emission reductions at an estimated cost of $4-8 million. The new air quality standards are still being determined with compliance required within three to five years.

Climate Change

We have long recognized the importance of greenhouse gases (“GHG”) reductions, from the perspective of both stakeholder expectations and expanding regulatory requirements. Our overall carbon footprint increased in 2008 with the acquisition of the Snowflake recycled newsprint mill (which is located in a heavily fossil fuel dependent jurisdiction and whose primary energy source was coal). At our Canadian operations, however, direct GHG emissions in 2012 were at 21% of 1990 levels on an absolute basis.

We were recognized through the Carbon Disclosure Project for the quality and financial relevance of our climate change disclosure in 2008, 2009 and 2010, and we introduced our Sage line of environmentally preferred products in 2010 and continue to offer Catalyst Cooled™ manufactured carbon neutral products. By virtue of early response and rigorous carbon accounting, we believe we are well positioned relative to developments like the implementation of a carbon tax. The B.C. government imposed a broad based carbon tax on fossil fuels commencing July 1, 2008. On July 1, 2012, the tax rate increased from $25/tonne to $30/tonne of carbon dioxide equivalent emissions. See “Three Year History - B.C. Carbon Tax”. The B.C. carbon tax is under review by the B.C. government with the results of that review expected to be released in 2013.

The federal government of Canada has indicated its intent to regulate GHG emissions on a sector by sector basis in order to achieve their targeted 17% reduction by 2020 from 2005 levels. The pulp and paper sector is one of the sectors scheduled for the development of regulations beginning in 2013.

British Columbia is a signatory to the Western Climate Initiative (“WCI”), a collaboration of four provinces and currently one U.S. state, whose mandate is to obtain a 15% reduction in GHG below 2005 levels among member entities by 2020. In addition, the B.C. government has announced a goal of reducing the provincial release of GHG by 33% by 2020 based on 2007 levels with interim reduction targets of 6% by 2012 and 18% by 2016. In connection with the WCI, the Quebec and California governments have initiated their regulatory processes in connection with implementation of a cap and trade system. B.C. has not issued regulations for its cap and trade program for GHGs and at this time is reviewing its climate change and energy policies. It is too early to determine its impact on the Corporation without knowing the details of any such cap and trade scheme.

In 2012, we spent approximately $0.5 million on environmental capital projects. We estimate that capital expenditures relating to known environmental matters, including compliance issues and the assessment and remediation of the environmental condition of our properties, will total approximately $1.0 million in 2013.

Contaminated Sites

British Columbia contaminated sites legislation specifies the circumstances in which a “site profile” must be prepared in respect of any property that has been used for certain industrial or commercial purposes. If a site is determined to be contaminated, remediation will normally be required under government supervision. As current and past owners of mill sites, all forest products companies in British Columbia may face remediation costs particularly as a result of historical operations and disposal practices. Compliance with this legislation has not resulted in any material cost to us but there can be no guarantee that such costs will not be incurred in the future as a consequence, for example, of the discovery of unknown conditions or changes in enforcement policies. We are not aware that any of our sites or land parcels are considered by the Province to be contaminated under the Province’s contaminated sites legislation other than the closed Elk Falls millsite.

Similarly, with respect to the closed Snowflake millsite in Arizona, we are not aware of any soil or groundwater contamination at the site that is required to be remediated under current State or Federal law. In Arizona, sites that have become contaminated due to a current or historical release of a regulated substance are subject to evaluation for possible reporting and remediation under a variety of State and Federal regulatory programs. As with all current and past owners of industrial facilities, future remediation costs may be incurred due to the discovery of presently unknown environmental conditions or to changes in environmental laws or enforcement policies.

SOCIAL RESPONSIBILITY

Fibre Certification Chain of Custody

We have implemented the PEFC chain of custody system to verify that select paper products made at our Crofton, Port Alberni and Powell River mills contain 100% certified wood fibre. See “Fibre Supply”. A FSC chain of custody system was implemented in Snowflake in April 2009 and implemented at all three of our British Columbia mills in 2011. In December 2009 FSC awarded a five year group certificate to the Coast Forest Conservation Initiative (of which Catalyst is a member). This potentially makes available an additional FSC certified fibre source in British Columbia for use in our fibre stream. We annually disclose our fibre pedigree to the Forest Footprint Disclosure Project, enhancing transparency and public access to accurate data.

Aboriginal Relations and Business Development

We continue to maintain cordial relationships with numerous First Nations bands in proximity of our mills, and to develop aboriginal business initiatives at a pace and scope suitable to the capacity of each band. The most extensive initiative is a limited partnership with the Tla’amin (“Sliammon”) Nation and the City of Powell River which was formed in 2006. We have entered into an agreement in principle with the Sliammon and the City of Powell River to transfer our interest in this limited partnership to them. In Port Alberni, we continue to discuss opportunities with Hupacasath Nation, one of 14 nations that make up the Nuu chah nulth Tribal Council.

Carbon Emission Reduction Reporting

We continue to participate in the Carbon Disclosure Project, a study backed by institutional investors worldwide. We consider this an important global reporting initiative that reinforces the need for risk-return analysis by companies and their investors of the potential impact of environmental factors such as climate change on business and industry operations.

This complements our voluntary initiative with World Wildlife Fund Inc. (“WWF”) and the Center for Energy and Climate Solutions, a division of Global Environment & Technology Foundation to reduce direct CO2 emissions at our British Columbia based facilities to 70% below our 1990 emissions by the year 2010. Our 2012 absolute greenhouse gas emissions from our BC mills were 21% of 1990 levels.

Clean Production Initiative

As consumer and regulatory focus on toxic substances of concern continues to grow, we have relied on our work with WWF Canada to transition to direct measurement of priority emissions. Under this clean production initiative, testing of actual emissions has frequently been found to be less than previous estimates based on data derived from emission factors. Assessment work has also extended to procurement of chemicals and reductions of substances of concern. The annual review of mill-specific top twenty substances of concern, using a methodology adapted by WWF, continued to focus on the prioritization of our reduction efforts and simplification of toxicity screening.

RESEARCH AND DEVELOPMENT

Research required to meet our specific needs is conducted at private laboratories under the direction of our technical experts and at the mill laboratories. Business unit technical staff provide scientific and technological expertise in support of operations and product development efforts. Our internal product development team carried out the bulk of our product development efforts in the last three years. We did not make significant research and development expenditures to outside contractors in the last three years due to our cash conservation focus.

CAPITAL EXPENDITURES

Over the past five years our capital expenditures on manufacturing operations have totalled approximately $108 million. In the year ended December 31, 2012, approximately $0.6 million was spent on various environmental, maintenance of business and discretionary projects. As in 2011, capital expenditures were lower in 2012 than the years preceding 2010 as a result of a concerted effort to preserve cash. We expect to increase our capital spending to approximately $25 million in 2013. We also incurred capital spending of approximately $18 million in 2011 related to two projects that are focused on energy efficiency, environmental improvement and cost reduction and funded those projects by utilizing $18 million of available Green Transformation Program credits. See “Three Year History – Green Transformation Program Credits”.

The following table summarizes capital expenditures on manufacturing operations over the past five years:

$ Millions	2012	2011	2010	2009	2008	Total
Paper(1)	18	15	11	11	39	94
Pulp	5	5	0	1	3	14
Continuing Operations	23	20	11	12	42	108

1.	The paper segment includes capital expenditures related to PREI. We consolidate 100% of PREI.

CAPITAL STRUCTURE

We are authorized to issue an unlimited number of common shares and 100,000,000 preferred shares. On the Effective Date of the Plan under the CCAA, all common shares issued and outstanding as of the Effective Date were deemed automatically cancelled and of no further force or effect.

On September 13, 2012, Catalyst issued 14,400,000 new common shares to holders of 2016 Notes in accordance with the Plan and on December 19, 2012 issued a further 127,571 new common shares to certain unsecured creditors of the Corporation who elected to receive their pro rata share of up to 600,000 common shares pursuant to the terms of the Plan. See “Proceedings Under the Companies’ Creditors Arrangement Act – Plan of Arrangement”.

As of the date hereof, there are 14,527,571 common shares issued and outstanding and no preferred shares issued and outstanding. All of the issued and outstanding common shares are fully paid. Holders of common shares are entitled to receive dividends as and when declared by our Board and, unless otherwise provided by legislation, are entitled to one vote per share on all matters to be voted on at all meetings of shareholders. Upon the voluntary or involuntary liquidation, dissolution or winding-up of the Corporation, the holders of common shares are entitled to share rateably in the remaining assets available for distribution after payment of liabilities. The common shares are not subject to any future call or assessment and there are no pre-emptive, conversion or redemption rights attached to the common shares.

On January 7, 2012, the Corporation’s new common shares were listed on the Toronto Stock Exchange (“TSX”) under the symbol “CYT”. Previously the TSX suspended the trading of our former common shares (symbol “CTL”) on February 1, 2012 and delisted our common shares effective at the close of markets on March 8, 2012 as a result of our filing under the CCAA. See “Market for Securities”.

FOREIGN OPERATIONS

We operated a recycled newsprint manufacturing facility in Snowflake, Arizona. The Corporation permanently closed the Snowflake mill on September 30, 2012. In August 2012, the Corporation obtained both Canadian and U.S. court approval of a sale process for the Snowflake mill and associated assets and the sale occurred on January 30, 2013. See “Lines of Business - Paper - Snowflake”.

PROCEEDINGS UNDER THE COMPANIES’ CREDITORS ARRANGEMENT ACT

Following extensive discussion and negotiations in 2011 and early 2012 with certain holders of our 2016 Notes and 7.375% notes due 2014 (“2014 Notes”) in an effort to implement a recapitalization transaction that would reduce our indebtedness and improve the Corporation’s capital structure, the Board and management determined it was necessary to pursue a restructuring under court supervision.

On January 31, 2012, the Corporation obtained an order from the Supreme Court of British Columbia under the CCAA and subsequently received a recognition order from the United States court under Chapter 15 of the US Bankruptcy Code. The Corporation arranged debtor-in-possession financing (“DIP Facility”) of approximately $175 million to provide funding during the restructuring process under the CCAA for ongoing working capital, capital expenditure requirements and general corporate purposes. The Corporation’s operating revenue combined with the DIP Facility provided sufficient liquidity to meet ongoing obligations to employees and suppliers and enabled normal operations to continue during the restructuring process. The DIP Facility was paid out on September 13, 2012.

The Corporation’s secured and unsecured creditors approved the Corporation’s proposed plan of arrangement under the CCAA (“Plan”) at meetings held on June 25, 2012. The Plan was approved by the Canadian Court on June 28, 2012 under the CCAA process and by the United States Court on July 27, 2012 under the Chapter 15 process.

The restructuring under the Plan completed on September 13, 2012. The Plan has been filed with the securities regulatory authorities in each province of Canada. Reference should be made to the full text of the Plan, which is available for review on SEDAR located at www.sedar.com.

Implementation of Plan

As a result of the reorganization under the Plan:

•	Holders of 2016 Notes exchanged their US$390.4 million of 2016 Notes plus accrued and unpaid interest for:
-	US$250.0 million aggregate principal amount of secured notes due in 2017 (2017 Notes) that bear interest, at the option of the Corporation, at a rate of 11% per annum in cash or 13% per annum payable 7.5% cash and 5.5% payment-in-kind; and
-	14.4 million new common shares in the capital of the reorganized Corporation being 100% of the Corporation’s issued and outstanding common shares subject to dilution for (i) the issuance of common shares to unsecured creditors who made an equity election pursuant to the terms of the Plan, and (ii) common shares that may be issued under a new management incentive plan should such a plan be adopted in future.

•	Holders of 2014 Notes exchanged their US$250.0 million aggregate principal amount of 2014 Notes plus accrued and unpaid interest for:
-	Their pro rata share (calculated by reference to the aggregate amount of all claims of unsecured creditors allowed under the Plan) of 50% of the net proceeds (the “PREI Proceeds Pool”) following the sale of the Corporation’s interest in Powell River Energy, or
-	If an equity election were made, their pro rata share of 600,000 new common shares (the “Unsecured Creditor Share Pool”).

•	General creditors exchanged their general unsecured claims for:
-	Their pro rata share of the PREI Proceeds Pool; or
-	If an equity election were made, their pro rata share of the Unsecured Creditor Share Pool; or
-	If the general unsecured claim were equal to or less than $10,000 (unless an equity election was made), or if a valid cash election were made and such creditor elected to reduce their claim to $10,000, cash in an amount equal to 50% of the creditor’s allowed claim (“Cash Convenience Pool”).

•	On September 13, 2012, all previously outstanding common shares of the Corporation were cancelled for no consideration and holders of such common shares did not, and will not, receive any distribution under the Plan.

We distributed $1.0 million to unsecured creditors in November, 2012 as full and final settlement of claims under the Cash Convenience Pool. We issued 14,400,000 new common shares to holders of 2016 Notes on September 13, 2012 and issued a further 127,571 common shares to unsecured creditors on December 19, 2012, who elected to receive common shares in lieu of participating in the PREI Proceeds Pool, as full and final settlement of their claims. We entered into an agreement on February 13, 2013 to sell our interest in Powell River Energy for $33 million and following completion of such sale will pay out the PREI Proceeds Pool to applicable unsecured creditors. We are required under the terms of the Exit Facility to offer our portion of the proceeds from the sale of Powell River Energy to purchase Exit Notes at par.

Exit financing arrangements

On September 13, 2012, we entered into a new $175.0 million ABL Facility, which was a pre-condition for the Corporation to implement the Plan and exit from protection under the CCAA. The ABL Facility provided financing for general corporate purposes, and for the repayment on exit of the DIP Facility that was in place throughout the CCAA proceedings. The Corporation also completed the Exit Facility on September 13, 2012, and issued US$35 million of Exit Notes under the Exit Facility on its exit from protection under the CCAA. The Exit Facility provided the Corporation with backstop financing to pay costs and expenses and manage other contingencies on exit from protection under CCAA.

Appointment of new board of directors

A new Board was appointed effective upon completion of the restructuring under the Plan on September 13, 2012, comprised of John Brecker, Giorgio Caputo, John Charles, Kevin J. Clarke, Todd Dillabough, Walter Jones, and Leslie Lederer. Mr. Clarke, the CEO of the company, continued from the previous board Mr. Lederer is the Chair of the Board.

RISK FACTORS

Our business and operations are subject to a number of risk factors which are set out under the heading “Risks and Uncertainties” in the management’s discussion and analysis contained in the 2012 Annual Report, which is incorporated herein by reference. The 2012 Annual Report for our most recently completed financial year is available on SEDAR at www.sedar.com.

LEGAL PROCEEDINGS

We occasionally become party to legal proceedings, generally related to contract disputes and employment law in the ordinary course of business. The final results of currently ongoing legal proceedings, while not immediately determinable, are not expected to have a material effect on our financial results.

DIVIDENDS

We are not permitted to pay dividends to holders of our Common Shares under the terms of the indenture governing our 2017 Notes and Exit Notes while our Exit Notes and 2017 Notes are outstanding. No dividends have been paid in the last five years.

MARKET FOR SECURITIES

As at March 5, 2013, the Corporation has 14,527,571 common shares outstanding consisting of the 14,400,000 new common shares issued to holders of 2016 Notes on September 13, 2012 under the Plan and the 127,571 additional new common shares issued to certain unsecured creditors on December 19, 2012.

On January 7, 2013, our new common shares were listed on the TSX under the symbol “CYT”.

On February 1, 2012, the TSX suspended the trading of our former common shares (symbol “CTL) on the TSX due to the commencement of our proceedings under the CCAA. The last day that our shares traded on the TSX was January 31, 2012. At the close of market on March 8, 2012, the TSX delisted the Corporation’s common shares on the basis that the Corporation no longer met the TSX continued listing requirements as a result of our financial condition and the commencement of our CCAA proceedings in January, 2012. During the month of January, 2012, the common shares traded at a high of $0.035, a low of $0.01 and an average daily volume of 2,111,552 common shares. The common shares did not trade on the TSX during the remainder of 2012. The Corporation’s former common shares were cancelled for no consideration effective September 13, 2012.

MATERIAL CONTRACTS

Since January 1, 2012, we have entered into and are currently party to the following material contracts:

1.	Restructuring and Support Agreement dated March 11, 2012 among the Corporation and certain holders of the Corporation's 2016 Notes and 2014 Notes.

2.	The Plan.

3.	Indenture, dated as of September 13, 2012, governing the Corporation’s issuance of secured debentures, notes, bonds or other evidences of indebtedness in an unlimited aggregate principal amount to be issued from time to time pursuant to the Indenture, among Catalyst, the subsidiary guarantors and Wilmington Trust, National Association, as trustee.

4.	First Supplemental Indenture dated as of September 13, 2012, among the Corporation, the subsidiary guarantors named therein and Wilmington Trust, National Association, as trustee governing the terms of the Corporation’s PIK Toggle Senior Secured Notes due October 30, 2017.

5.	Second Supplemental Indenture dated as of September 13, 2012, among the Corporation, the subsidiary guarantors named therein and Wilmington Trust, National Association, as trustee governing the terms of the Corporation’s Floating Rate Senior Secured Notes due September 13, 2016.

6.	Credit Agreement dated as of September 13, 2012 among Catalyst, certain lenders party thereto, Canadian Imperial Bank of Commerce as Administrative Agent and Co-Collateral Agent with Wells Fargo Capital Finance Corporation Canada.

TRANSFER AGENT AND REGISTRAR

CIBC Mellon Trust Company, at its offices in Vancouver, B.C. and Toronto, Ontario, is the Corporation’s registrar and transfer agent.

AUDIT COMMITTEE INFORMATION

The Audit Committee consists of Walter Jones (Chair), John Brecker and John Charles. Each of these directors is independent for the purposes of sitting on the Audit Committee, as defined under applicable legislation, and is financially literate. The relevant education and experience of each Audit Committee member is as follows:

Name	Relevant Education and Experience

Walter Jones (Chair)	Mr. Jones holds a Bachelor of Science in industrial engineering from Pennsylvania State University. He has more than 25 years of experience as a turnaround advisor, chief restructuring officer or operating trustee for troubled companies in a broad range of industries. Mr. Jones was previously a principal in the restructuring practice of a large regional accounting firm, acted as vice-president of finance of a merchant banking firm specializing in financially troubled companies and as a general management consultant with a national accounting and consulting firm. Mr. Jones is a member of one other audit committee.

John Brecker	Mr. Brecker holds a law degree from St. John’s University and a political science degree from American University. He has extensive director and management experience in a family of hedge funds and in those capacities actively supervised financial officers.

John Charles	Mr. Charles has been a chartered accountant since 1973. He has extensive director and corporate experience in financial management. He has a Bachelor of Arts degree in Mathematics and Statistics from Queen’s University. Mr. Charles is a member of one other audit committee.

The principal functions of the Audit Committee are:

(i)	to review all financial information and statutory disclosure documents prior to their approval by the Board and their distribution to shareholders and other interested persons;

(ii)	to evaluate systems of internal control and procedures for financial reporting;

(iii)	to review and recommend for approval by the Board the terms of engagement and remuneration of the external auditor;

(iv)	to monitor the performance of the external and internal auditors and assess the independence thereof; and

(v)	to recommend to the Board the appointment of investment managers for the Corporation’s salaried pension plans and to monitor the performance of these managers.

The roles and responsibilities of the Audit Committee are contained in its terms of reference, which are reviewed annually.

The Board, through the Audit Committee, identifies and reviews with management the principal risks facing the Corporation and ensures that appropriate risk management systems and internal control systems are implemented. The Audit Committee is also responsible for the Corporation’s financial reporting processes and the quality of its financial reporting. The Audit Committee is free to communicate with the Corporation’s external and internal auditors at any time, and the committee meets with the Corporation’s internal and external auditors, without management present, on a regular basis.

Through the Audit Committee, the Board has approved policies relating to the treatment and disclosure of corporate information. Public disclosure about the Corporation is reviewed by a group that includes the Chief Executive Officer, Chief Financial Officer, the legal, investor relations and corporate controller’s departments and others as required to ensure timely and accurate disclosure.

All quarterly and annual financial statements, material press releases, investor presentations and other corporate materials are posted immediately on the Corporation’s website (www.catalystpaper.com). The Corporation provides live internet and conference call access to interested parties in connection with the release of its quarterly financial information.

The Audit Committee is responsible for pre-approving all non-audit services to be performed by the external auditors. The Chair of the Audit Committee is authorized to pre-approve non-audit services that have a value equal to up to $100,000. All non-audit services pre-approved by the Chair are presented to the Committee at its first scheduled meeting following the Chair’s pre-approval. On March 5, 2013, the Audit Committee approved the engagement of the external auditors for the period ending February 28, 2014 for the provision of certain tax related services and miscellaneous accounting advice having an aggregate cost of $250,000. In the most recently completed financial year, no recommendation of the Audit Committee to nominate and compensate an external auditor was not adopted by the Board.

During the last two years, we paid the following fees to our external auditors:

	Period Ending December 31
	2012	2011
(a) Audit Fees	750,000	715,000
(b) Audit Related Fees	233,900	24,500
(c) Tax Fees	89,815	103,591
(d) All Other Fees	—	—
Total	1,073,715	843,091

The services rendered in connection with “Audit Related Fees” in 2012 consisted primarily of the auditor’s involvement with the audit of our pension plan, quarterly reviews and audit related technical accounting matters. The services rendered in connection with “Tax Fees” consisted primarily of tax compliance services.

A copy of the Terms of Reference of the Audit Committee is attached as Appendix A to this Annual Information Form.

CORPORATE GOVERNANCE

Additional information regarding our corporate governance practices, including the terms of reference for our Board and our Board committees, is contained in our management proxy circular for our most recent annual meeting. This document can be found on SEDAR at www.sedar.com.

DIRECTORS AND OFFICERS

Pursuant to the terms of the Plan, a new Board was appointed as of September 13, 2012. As of the date hereof, the name and municipality of residence of each of the directors and officers of the Corporation, the office held by each and the principal occupation of each during the past five years are as follows:

Name and Municipality of Residence	Principal Occupation	Director Since

John Brecker Whiteplains, New York	Director of Bowery Management; previously, Co-founder and Partner of Longacre Fund Management, LLC.	September 13, 2012

Giorgio Caputo New York, New York	Portfolio Manager at First Eagle; previously an Investment Analyst with Jana Partners.	September 13, 2012

John Charles Toronto, Ontario	Lead Director, Vice-Chairman and chair of the governance committee of Prism Medical Ltd.	September 13, 2012

Kevin J. Clarke Vancouver, British Columbia	President and Chief Executive Officer, Catalyst Paper Corporation. Previously Group President, World Color	June 21, 2010

Todd Dillabough Calgary, Alberta	President, Chief Executive Officer, Chief Operations Officer and a Director of Trident Resources Corp. and Trident Exploration Corp.	September 13, 2012

Walter Jones Summit, New Jersey	Managing Director of CoMetrics Partners LLC; Previously a Partner at J.H. Cohn LLP.	September 13, 2012

Leslie Lederer(1) Chicago, Illinois	Self-employed Attorney; previously, a self-employed Consultant.	September 13, 2012

1. Chair of the Board.

Messrs. Jones, Brecker and Charles are members of the Corporation’s Audit Committee.

Messrs. Clarke, Dillabough and Lederer are members of the Corporation’s Environmental, Health and Safety Committee.

Messrs. Caputo, Dillabough and Lederer are members of the Corporation’s Governance and Human Resources and Compensation Committee.

OFFICERS

Name and Municipality of Residence	Principal Occupation

David L. Adderley Vancouver, British Columbia	Vice President and General Counsel. Previously lawyer in private practice.

Brian Baarda Surrey, British Columbia	Vice President, Finance and Chief Financial Officer. Previously Vice President, Operations - Newsprint, ONP Procurement, Recycling.

Name and Municipality of Residence	Principal Occupation

Lyn Brown Vancouver, British Columbia	Vice President, Marketing and Corporate Responsibility. Previously, Vice President Corporate Relations and Social Responsibility.

Stephen Boniferro Delta, British Columbia	Senior Vice President, Human Resources. Previously, Vice President, Algoma Steel.

Kevin J. Clarke Vancouver, British Columbia	President and Chief Executive Officer. Previously Group President, World Color.

L. Thomas Crowley Bainbridge Island, Washington	Senior Vice President, Sales and Marketing. Previously Vice President and General Manager, Specialty Papers.

Robert H. Lindstrom Burnaby, British Columbia	Vice President, Supply Chain, Energy & Information Technology. Previously, Vice President, Strategy, Vice President, Supply and Utilities, Pulp Operations.

Alistair MacCallum West Vancouver, British Columbia	Vice President, Treasurer and Corporate Controller. Previously, Corporate Controller.

Robert L. Stepusin Vancouver, British Columbia	Senior Vice President, Business Improvement. Previously, Executive Vice President, Finance and Administration, World Color.

Other than 2,894,937 of our common shares that are held by accounts managed by First Eagle Investment Management, LLC, for which Mr. Caputo is a Portfolio Manager, our directors and officers as a group beneficially own, directly or indirectly, or exercise control or direction over less than 1% of our issued and outstanding common shares.

Each of the officers of the Corporation named above were officers of the Corporation when it filed for relief under the CCAA on January 31, 2012 and when the restructuring under the Plan became effective on September 13, 2012.

Mr. Dillabough was the Chief Executive Officer of Trident Exploration Corp. when it filed a voluntary petition for relief under the CCAA and under Chapter 11 of the United States Bankruptcy Code in September 2009. Mr. Dillabough was a director of Aveos Fleet Performance Inc. when the Corporation filed a voluntary petition for relief under the CCAA on March 19, 2012. Mr. Dillabough resigned from Aveos Fleet Performance Inc. immediately following the CCAA filing.

Mr. Lederer was a director of Port Townsend Paper Corporation in 2007 when it filed for relief under Chapter 11 of the United States Bankruptcy Code.

INTERESTS OF EXPERTS

KPMG LLP is our auditor and has prepared an audit report on the 2012 Financial Statements. KPMG LLP has confirmed that they are independent of the Corporation within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of British Columbia.

Towers Watson provides certain pension consulting and actuarial services to the Corporation. Mercer provides certain U.S. pension consulting services to the Corporation.

ADDITIONAL INFORMATION

Additional financial information is provided in the management’s discussion and analysis section of the 2012 Annual Report and the 2012 Financial Statements.

Further information relating to the Corporation may be found on SEDAR at www.sedar.com, including the management proxy circular for the Corporation’s most recent annual meeting, which contains additional information regarding directors’ and officers’ remuneration, principal holders of our securities, and securities authorized for issuance under equity compensation plans.

In addition, we will provide to any person, upon request to the Corporate Secretary of the Corporation:

(a)	when our securities are in the course of a distribution pursuant to a short form prospectus or a preliminary short form prospectus which has been filed in respect of a distribution of our securities:

(i)	one copy of our Annual Information Form, together with one copy of any document, or the pertinent pages of any document, incorporated by reference in the Annual Information Form;

(ii)	one copy of the 2012 Financial Statements together with the accompanying report of the auditor and one copy of any of our interim financial statements subsequent to the 2012 Financial Statements;

(iii)	one copy of our information circular in respect of our most recent annual meeting of shareholders that involved the election of directors; and

(iv)	one copy of any other documents that are incorporated by reference into the preliminary short form prospectus or the short form prospectus and are not required to be provided under (i) to (iii) above; or

(b)	at any other time, one copy of any other documents referred to in (a) (i), (ii) and (iii) above, provided we may require the payment of a reasonable charge if the request is made by a person who is not a holder of our securities.

GLOSSARY OF TERMS

2014 Notes – the 7.375% senior notes due March 1, 2014 issued by Catalyst pursuant to that certain indenture, dated as of March 23, 2004, by and among Catalyst, certain of its affiliates and Wells Fargo Bank, National Association, as trustee.

2016 Notes – the 11% senior secured notes due December 15, 2016 issued by Catalyst pursuant to that certain indenture, dated as of March 10, 2010, by and among Catalyst, certain of its affiliates, Wilmington Trust, National Association, as trustee and Computershare Trust Company of Canada, as collateral trustee, together with the Class B 11% senior secured notes due December 15, 2016 issued by Catalyst pursuant to that certain indenture, dated as of May 19, 2010, by and among Catalyst, certain of its affiliates, Wilmington Trust, National Association, as trustee and Computershare Trust Company of Canada, as collateral trustee..

Basis weight – the weight of paper per specified area, such as gsm.

Capacity – the number of units which can be produced in a year based on operating with the normal number of shifts and maintenance interruptions.

CCAA – the Companies’ Creditors Arrangement Act (Canada).

Coated mechanical paper – coated light to medium paper produced from mechanical pulping and used principally for magazine and mail order catalogues, inserts, flyers, coupons and direct mail. The term is often used interchangeably with coated groundwood paper.

Coated paper – paper which is coated with clay and treated to impart a smooth glossy surface.

Court – the Supreme Court of British Columbia.

Directory paper – lightweight uncoated groundwood paper suitable for printing telephone and commercial directory books.

Effective Date – September 12, 2012 which was the effective date of the Plan.

Effluent – outflowing waste discharge from a pulp and paper mill.

Exit Facility – US$80 million secured notes facility providing the Corporation with backstop financing, provided by certain holders of the 2016 Notes and secured by a charge on certain assets of the Corporation.

Furnish – a blend of different types of pulps and additives which are provided to the paper machine for making paper.

New ABL Facility – $175 million syndicated asset based loan facility which is the subject of the commitment letter entered into by the Corporation with a Canadian chartered bank.

Newsprint – a printing paper whose major use is in newspapers. It is made largely from groundwood, ONP or mechanical pulp reinforced to varying degrees with chemical pulp.

ONP – old newsprint.

PIK Toggle Senior Secured Notes – the senior secured notes due October 30, 2017 issued by Catalyst pursuant to that certain first supplemental indenture, dated as of September 13, 2012, among Catalyst, the subsidiary guarantors named therein and Wilmington Trust, National Association, as trustee.

Printability – the ease with which paper can be printed to high quality standards with the least amount of spoilage.

Plan – the Second Amended and Restated Plan of Compromise and Arrangement of the Corporation dated June 14, 2012

PREI – Powell River Energy Inc.

PREI Proceeds Pool – 50% of the net proceeds received from the sale of Powell River Energy.

Printing papers – a general term used to describe those grades of paper used by the printing trades, including job, book, magazine, and newspaper printers.

Pulp – the generic term describing the fibres derived from wood. Pulp can result from a variety of pulping processes including cooking, refining, grinding or the processing and cleaning of waste paper. Pulp can be either in a wet or dry state. Types of pulp include:

Bleached pulp – pulp that has been purified or whitened by chemical treatment to alter colouring matter and has taken on a higher brightness characteristic.

Chemical pulp – obtained by cooking wood in solutions of various chemicals. The principal chemical processes are sulphite and sulphate (kraft).

De-inked pulp – obtained by removing inks, clays and coatings, bindings and other additives from waste papers (primarily old newspapers and office waste) so that it can be reused as a source of papermaking furnish.

Kraft pulp – chemical pulp produced by an alkaline cooking process using sodium sulphate.

Market pulp – pulp sold on the open market.

Northern bleached softwood kraft (“NBSK”) pulp – kraft pulp produced from slow-growing coniferous trees indigenous to the forests of Canada, the northern United States and Scandinavian countries. NBSK pulp is noted for its strength and length of fibre.

Thermomechanical pulp (“TMP”) – pulp produced from wood chips using heated mechanical processes to break the bonds between the wood fibres.

RSA – Restructuring and Support Agreement dated March 11, 2012 among the Corporation and certain holders of the 2016 Notes and 2014 Notes, as amended.

SISP – court approved sale and investor solicitation procedures.

Soft-calender – a machine which improves the smoothness and gloss of paper by running it through a combination of steel rolls and proprietary synthetic rolls.

Twin-wire – refers to a paper machine with forming wires on both sides of the paper surface which provide a more uniform quality of sheet for both printing surfaces. Older machines typically only have a forming wire on the lower surface.

Uncoated specialty paper – uncoated printing papers, with mechanical pulp as their major component, which differ from newsprint in brightness and surface characteristics and are used for magazines, catalogues, supplements, inserts and flyers.

US Court – the United States Bankruptcy Court for the District of Delaware.

Woodfree – paper grades manufactured almost entirely with kraft pulp, and containing less than 10 per cent groundwood or mechanical pulp.

Measurements

gsm – grams per square metre.

tonne – metric ton – 1,000 kilograms or 2,204 pounds (1.1023 tons).

APPENDIX A

Audit Committee Terms of Reference

I.	Purpose

The purpose of the Audit Committee (the “Committee”) is to assist the Board in fulfilling its oversight responsibilities by reviewing the financial information which will be provided to the shareholders and others, identifying and monitoring the management of the principal risks that could impact the financial reports of the Corporation, reviewing the systems of corporate controls which management and the Board have established, monitoring auditor independence and the audit process, and monitoring the financial administration of the pension plans for employees of the Corporation which are managed by it. The Committee is directly responsible for overseeing the work of the external auditors. The Committee also provides an avenue of communication among the external auditor, internal auditor, management and the Board.

More specifically the purpose of the Committee is to satisfy itself that:

A.	The Corporation’s annual financial statements fairly present in all material respects the financial condition, results of operations and cash flows of the Corporation and to recommend to the Board whether the annual financial statements should be approved.

B.	The financial information contained in the Corporation’s quarterly financial statements and report, Annual Report and other financial publications such as Management’s Discussion and Analysis, the Annual Information Form and information contained in any other material disclosure document is fairly presented in all material respects and to recommend to the Board whether these materials should be approved.

C.	The Corporation has appropriate systems of internal control over the safeguarding of assets and financial reporting to ensure compliance with legal and regulatory requirements. This would include appropriate disclosure controls and procedures that enable financial information to be recorded, processed, summarized and reported within the time periods required by law.

D.	The external auditor is independent and qualified and the internal and external audit functions have been effectively carried out and any matter which the internal or the external auditors wish to bring to the attention of the Board has been addressed. The Committee will also recommend to the Board the re-appointment or appointment of auditors and their remuneration.

The Committee will also report and make recommendations to the Board in respect of the administrative aspects of pension plan investment policy, the performance of the investment portfolios and compliance with government pension legislation.

II.	Composition and Terms of Office

A.	Following each annual meeting of shareholders of the Corporation, the Board shall appoint not less than three directors to serve on the Committee, each of whom shall be an independent director.[1]

B.	All members shall be financially literate, (as defined by applicable legislation). At least one member shall have accounting or related financial management expertise and, if required by applicable legislation, at least one member shall be a financial expert.

C.	The Committee Chair shall be appointed by the Board.

D.	The Committee Chair shall:

(i)	provide leadership to the Committee by reinforcing and monitoring the achievement of the Committee’s objectives;

(ii)	coordinate the agenda, information packages and related events for Committee meetings with the Chief Financial Officer; and

(iii)	chair Committee meetings.

E.	Any member may be removed or replaced at any time by the Board and shall cease to be a member upon ceasing to be a director of the Corporation. Each member shall hold office until the close of the next annual meeting of shareholders of the Corporation or until the member resigns or is replaced, whichever first occurs.

F.	The Committee will meet at least four times per year. The meetings will be scheduled to permit timely review of the interim and annual financial statements. Additional meetings may be held as deemed necessary by the Chair of the Committee or as requested by any member or by the internal or external auditors.

G.	A quorum for the transaction of business at all meetings of the Committee shall be a majority of the authorized number of members. Questions arising at any meeting shall be determined by a majority of votes of the members present, and in case of an equality of votes the Chair shall have a second casting vote.

H.	The Committee will meet regularly with management, the internal auditors and the external auditors in separate sessions.

I.	The minutes of all meetings of the Committee will be provided to the Board.

J.	Supporting schedules and information reviewed by the Committee will be available for examination by any director upon request to the Secretary of the Committee.

K.	The Committee shall choose as its Secretary such person as it deems appropriate.

1 A director is independent if he or she would be independent for the purposes of (i) Canadian Securities Administrators National Instrument 52-110 – Audit Committees; and (ii) any other applicable legislation or policy. In order to be in a position to satisfy certain U.S. requirements, the members of the Audit Committee must also satisfy certain NYSE requirements.

L.	The internal and external auditors shall be given notice of, and have the right to appear before and to be heard at, every meeting of the Committee, and shall appear before the Committee when requested to do so by the Committee.

III.	Authority and Responsibilities

A.	Audit Committee Terms of Reference

The Committee shall review and assess the adequacy of its terms of reference at least annually and submit its terms of reference to the Board for approval.

B.	Financial Reporting Control Systems

The Committee shall:

(i)	review reports from senior officers outlining any significant changes in financial risks facing the Corporation;

(ii)	review the management letter of the external auditors and the Corporation’s responses to suggestions made;

(iii)	review any new appointments to senior positions with financial reporting responsibilities and pre-approve the hiring to a financial reporting oversight role of any person who had been employed by the Corporation’s external auditors within one year prior to the commencement of procedures for the current audit engagement; and

(iv)	annually, as of the end of the Corporation’s fiscal year, in consultation with management, external auditors and internal auditors, evaluate the Corporation’s internal controls and procedures for financial reporting, discuss significant financial risk exposures and the steps management has taken to monitor, control, and report such exposures and review significant findings prepared by the external auditors and the internal auditors together with management’s responses.

C.	Interim Financial Statements

The Committee shall:

(i)	review interim financial statements with Corporation officers prior to their release and, if applicable, recommend their approval to the Board; this will include a detailed review of quarterly and year-to-date results and management’s discussion and analysis; and

(ii)	review narrative comment and associated press releases accompanying interim financial statements.

D.	Annual Financial Statements and Other Financial Information

The Committee shall:

(i)	review any changes in accounting policies or financial reporting requirements that may affect the current year’s financial statements;

(ii)	obtain summaries of significant issues regarding accounting principles, practices and significant management estimates and judgments, and other potentially difficult matters whose treatment in the annual financial statements merits advance consideration;

(iii)	obtain draft annual financial statements in advance of the Committee meeting and assess, on a preliminary basis, the reasonableness of the financial statements in light of the analyses provided by Corporation officers;

(iv)	review and discuss reports from external auditors on:

(a)	all critical accounting policies and practices to be used;

(b)	all alternative treatments of financial information within generally accepted accounting principles that have been discussed with management, ramifications of the use of such alternative disclosures and treatments, and the treatment preferred by the independent auditor;

(c)	other material written communications between the independent auditor and management, such as any management letter or schedule of unadjusted differences; and

(d)	the external auditors attestation of management’s internal control report if required by applicable law;

(v)	review disclosures made to the Committee by the CEO and CFO during their certification process for any statutory documents about any significant deficiencies in the design or operation of internal controls or material weaknesses therein and any fraud involving management or other employees who have a significant role in the Corporation’s internal controls;

(vi)	review with management, including the CEO and CFO, management’s internal control report required to be included in any statutory document;

(vii)	review and investigate complaints and confidential submissions to the Corporation or the Committee regarding internal controls or questionable accounting or auditing matters;

(viii)	review a summary provided by the Corporation’s legal counsel of the status of any material pending or threatened litigation, claims and assessments;

(ix)	review and discuss the annual financial statements and the auditors’ report thereon with the Corporation’s officers and the auditors;

(x)	review the Annual Report and other annual public information documents including the Annual Information Form, Management’s Discussion and Analysis and any related press releases;

(xi)	provide to the Board a recommendation as to whether the annual financial statements should be approved;

(xii)	ensure that appropriate disclosure controls and procedures are in place and annually assess the adequacy of such procedures;

(xiii)	review the Corporation’s various sources of risk and management’s plans to mitigate such risk including insurance, hedging, etc.; and

(xiv)	review the actuarial funding status of the pension plans managed by the Corporation.

E.	External Audit Terms of Reference, Reports, Planning and Appointment

The external auditor shall report directly to the Committee. The Committee shall:

(i)	review the audit plan with the external auditors and oversee the work of the external auditors in preparing and issuing the auditors’ report and performing other audit, review or attest services for the Corporation;

(ii)	annually review and discuss with the external auditors all significant relationships they have with the Corporation that could impair the external auditors’ independence;

(iii)	discuss with the external auditors, without management present, matters affecting the conduct of their audit and other corporate matters;

(iv)	consider the external auditors’ judgments about the quality and appropriateness of the Corporation’s accounting principles;

(v)	recommend to the Board each year the retention or replacement of the external auditors; if there is a plan to change auditors, review all issues related to the change and the steps planned for an orderly transition;

(vi)	annually review and recommend for approval to the Board the terms of engagement and the remuneration of the external auditors;

(vii)	pre-approve all non-audit services to be performed by the external auditors that are not prohibited by law (unless such approval is not required by applicable law), provided that the Chair of the Committee may pre-approve a specified type of non-audit services that have a value equal to up to CDN$100,000. All non-audit services pre-approved by the Chair shall be presented to the Committee at its first scheduled meeting following such pre-approval;

(viii)	ensure the rotation of the lead or coordinating audit partner having primary responsibility for the audit as required by law; and

(ix)	review and approve the Corporation’s hiring policies regarding employees and former employees of the Corporation’s present and former external auditors.

F.	Internal Audit and Legal Compliance

The Committee shall:

(i)	review quarterly the significant reports of the internal audit function together with management’s response to those reports;

(ii)	annually review the mandate, planned activities, budget and resources of the internal audit function for the coming year;

(iii)	review legal matters with the Corporation’s legal counsel;

(iv)	establish procedures for (a) the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal accounting controls and auditing matters; and (b) the confidential, anonymous submission by employees of the Corporation of concerns regarding questionable accounting or auditing matters.

G.	Material Disclosure Documents

The Committee shall review the contents of any financial information within any prospectus, information circular or other material disclosure documents prior to their release and recommend to the Board whether these materials should be approved.

H.	Pension Plans

The Committee shall:

(i)	establish, review and if appropriate recommend to the Board amendment of the funding and investment objectives for pension trust funds established in connection with pension plans for employees of the Corporation and its subsidiaries for the purpose of meeting the long term obligations arising from such pension plans and complying with the appropriate pension legislation;

(ii)	review and evaluate recommendations from the Pension Administrative Committee on the appointment and termination of investment managers, external auditors, actuaries, trustees and/or custodians and approve the appointment or change in such service providers;

(iii)	report to the Board on the investment of all pension trust funds of the Corporation and its subsidiaries at not fewer than two meetings each year; and

(iv)	approve material changes to the documentation for the Plans.

In giving effect to the foregoing, the Committee will approve procedures by which it will oversee and monitor the Pension Administrative Committee in its administration of the pension plans. The Committee may, with the approval of the Board, give the Pension Administrative Committee authority to make decisions within its responsibilities and duties under its terms of reference independently of direction from the Board, the Committee and senior management in circumstance where the Board is of the view that such action is necessary in order to avoid conflict between the Corporation’s role as administrator of the pension plans and its role as a plan sponsor or employer.

IV.	Accountability

A.	The Committee shall report to the Board at its next regular meeting all such action it has taken since the previous report.

B.	The Committee is empowered to investigate any activity of the Corporation and all employees are to co-operate as requested by the Committee. The Committee may retain and compensate independent counsel and other persons having special expertise to assist it in fulfilling its responsibilities and the Corporation shall provide sufficient funding for this purpose.

C.	The Committee is authorized to communicate directly with the internal and external auditors and request the presence, at any meeting, of a representative from the external auditors, senior management, internal audit, legal counsel or anyone else who could contribute substantively to the subject of the meeting.

V.	Committee Timetable

The timetable outlined on the following pages outlines the Committee’s schedule of activities during the year.

Audit Committee Terms of Reference

Forward Agenda

Meeting Timing		February	April	July	October
Agenda Item:
A. Financial Reporting Control Systems
(i)	Review reports from senior officers outlining changes in financial risks.	X	X	X	X
(ii)	Review management letter of external auditor and Corporation’s responses to suggestions made.		X
(iii)	Review any new appointments to senior positions with financial reporting responsibilities.	X	X	X	X
(iv)	Obtain assurance from both internal and external auditors regarding the overall control environment and the adequacy of accounting system controls.	X	X	X	X
(v)	Review financial statement certification process and disclosure controls and procedures.			X
(vi)	Review procedures for receipt and treatment of complaints regarding accounting controls or auditing matters and confidential, anonymous submission of concerns regarding accounting or auditing matters.			X
(vii)	Receive and review external auditors report on critical accounting policies.			X
B. Interim Financial Statements
(i)	Review interim financial statements with Corporation prior to their release and recommend their approval to the Board.	X	X	X	X
(ii)	Review management’s discussion and analysis and associated press releases, accompanying interim financial statements.	X	X	X	X
C. Annual Financial Statements and Other Financial Information
(i)	Review any changes in accounting policies or financial reporting requirements that may affect the current year’s financial statements.	X	X	X	X

Meeting Timing		February	April	July	October
Agenda Item:
(ii)	Obtain summaries of significant transactions, and other potentially difficult matters whose treatment in the annual financial statements merits advance consideration.	X	X	X	X
(iii)	Obtain draft annual financial statements in advance of the committee meeting and assess, on a preliminary basis, the reasonableness of the financial statements in light of the analyses provided by Corporation officers.	X
(iv)	Review summary of the status of any material pending or threatened litigation, claims and assessments.	X	X	X	X
(v)	Discuss the annual financial statements and the auditors’ report thereon in detail with Corporation officers and the auditors.	X
(vi)	Review critical accounting policies, alternative treatments of financial information and material communication between management and external auditors.	X	X	X	X
(vii)	Review the annual report and other annual public information documents, including management’s discussion and analysis and earnings press release.	X
(viii)	Provide to the Board a recommendation as to whether the annual financial statements should be approved.	X
(ix)	Review risk management plans such as insurance programs.				X
(x)	Review hedging programs and policies.		X
(xi)	Review actuarial funding status of Pension Plans.	X
(xii)	Assess adequacy of disclosure controls and procedures.			X
D. External Audit Terms of Reference, Reports, Planning and Appointment
(i)	Review the audit plan with the external auditors.				X

Meeting Timing		February	April	July	October
Agenda Item:
(ii)	Discuss in private with the external auditors matters affecting the conduct of their audit and other corporate matters.	X
(iii)	Recommend to the Board the retention or replacement of the external auditors. If there is a plan to change auditors, review all issues related to the change and the steps planned for an orderly transition.	X
(iv)	Assess independence of external auditors. Ensure rotation of lead or coordinating audit partner having primary responsibility for the audit as required by law.	X
(v)	Review and approve engagement of external auditors for non-audit services.	X
(vi)	Review and recommend for approval to the Board the terms of engagement and the remuneration of the external auditor.		X
(vii)	Review hiring policies regarding employees of external auditor.			X
E. Internal Audit Reports and Planning
(i)	Review the summary report of the internal audit function for the past year.	X
(ii)	Review planned activities and resources of the internal audit function for the coming year.		X
F. Governance Matters
(i)	Review Audit Committee terms of reference.	X
(ii)	Review key accounting and finance policies.			X

G. Material Disclosure Documents
(i)	Review the contents of any material disclosure document prior to their release and recommend their approval to the Board.	X	X	X	X
H. Pension Plans
(i)	Review pension committee terms of reference.			X

Meeting Timing		February	April	July	October
Agenda Item:
(ii).	Review pension plan Investment Guidelines and Objectives.			X
(iii)	Review management reports on quarterly pension fund investment performance.	X	X	X	X
(iv)	Report to board on pension fund investment performance.	X		X

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